Exhibit 1

For Immediate Release

Pointer Announces the Receipt of Brazilian VAT Deficiency Notice

Rosh HaAyin, Israel August 6, 2015. Pointer Telocation Ltd. (Nasdaq Capital Market: PNTR) – a leading developer, manufacturer and operator of Mobile Resource Management (MRM), announced today that it received, from the State Revenue Services of São Paulo, a tax deficiency notice against its subsidiary in Brazil, Pointer do Brasil Comercial Ltda., claiming that the vehicle tracking and monitoring services provided by such subsidiary should be classified as telecommunication services and therefore subject to the imposition of State Value Added Tax – ICMS, resulting in an imposition of 25% state value added tax on all revenues of this subsidiary during the period between February 2012 and January 2014. The tax deficiency notice is in the amount of R$9,858,745 (approximately US$2.8 million) plus interest in the amount of R$3,165,599 (approximately US$1 million) and penalties in the amount of R$26,666,821 (approximately US$7.7 million).

Based on the preliminary advice received to date, the Company believes that the merits of the case are favorable to the Company. The Company has also been advised that two similar actions brought by the State Revenue Services against other companies in recent years have been dismissed and resolved in favor of such companies. The Company therefore believes that the claim by the State Revenue Services is without merit and intends to vigorously defend itself. As a result, the Company does not currently intend to make any provisions in its consolidated financial statements in respect of the alleged tax deficiency notice and the imposition of State Value Added Tax as described above.

David Mahlab, President and CEO of Pointer commented, “We are continuing to explore and analyze this matter and are evaluating the appropriate course of action to resolve this matter in the best interest of the Company. Based on the legal advice received to date, and the experience of other companies that have been subject to similar claims, we believe that this claim will be resolved in our favor.”

About Pointer Telocation

Pointer Telocation is a leading provider of technology and services to the automotive and insurance industries, offering a set of services including Road Side Assistance, Stolen Vehicle Recovery and Fleet Management. Pointer has a growing list of customers and products installed in more than 45 countries. Cellocator, a Pointer Products Division, is a leading AVL (Automatic Vehicle Location) solutions provider for stolen vehicle retrieval, fleet management, car & driver safety, public safety, vehicle security and more.

The Company's top management and the development center are located in the Afek Industrial Area of Rosh Ha'ayin, Israel.

Safe Harbor Statement

This press release contains forward-looking statements with respect to the business, financial condition and results of operations of Pointer and its affiliates. These forward-looking statements are based on the current expectations of the management of Pointer, only, and are subject to risk and uncertainties relating to among other things, regulatory factors, changes in technology and market requirements, the company’s concentration on one industry in limited territories, decline in demand for the company’s products and those of its affiliates, inability to timely develop and introduce new technologies, products and applications, and loss of market share and pressure on pricing resulting from competition, which could cause the actual results or performance of the company to differ materially from those contemplated in such forward-looking statements. Pointer undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. For a more detailed description of the risks and uncertainties affecting the company, reference is made to the company's reports filed from time to time with the Securities and Exchange Commission.

Zvi Fried, V.P. and Chief Financial Officer	Kenny Green/Ehud Helft, GK Investor Relations
Tel.: +972-3-572 3111	Tel: +1 646 201 9246
E-mail: zvif@pointer.com	E-mail: pointer@gkir.com